INVEST IN **SUNDAY GOLF**

# Invest In Sunday Golf: Own A Golf Brand Today!


Sunday
GOLF
GOLF BAGS & GEAR ...
FORE THE REST OF US.

sundaygolf.com San Diego CA

LEAD INVESTOR

**Brian Collins**

Like the team, like the product, and like the vision, Sunday Golf is in my view the next generation of companies that will revolutionise how Golf is played and indeed how it is viewed. The days of 18 holes taking 5 hours are fast coming to an end and it is universally agreed the game, as it presents today, needs to change if it is to attract young people and those without 5 hours to spend to play it. I am confident Sunday Golf will be part of this revolutionary much like paddle and pickle ball have changed tennis!

**Invested $100,000 this round**

## Highlights

1. Reached $4.6M revenue in 2022
2. Projecting $7.1M Revenue in 2023 (not guaranteed)
3. 🏌️ "Hottest products of 2022" - GolfDigest
4. 🏬 Sold in major retailers like Dicks Sporting Goods, Golf Galaxy, PGA Tour Superstore, Scheels.
5. Featured in publications like Golf.com, Golf Digest, Forbes, CBS Sports, & Sports Illustrated.
6. 📱 40,000+ Followers on TikTok and Instagram.
7. 🇺🇸 Already sold in 600+ golf courses nationwide.
8. ⛳ Over $8M in lifetime revenue, more than 100,000 bags already sold.

## Our Team



**Ronan Galvin** CEO

Ronan has over 10 years experience in the golf bag manufacturing industry. He doesn't know a lot of things, but making great golf bags is thankfully one of them!

We want to build a brand fore the rest of us and make golf more fun for more people!



**Casey Mathews** CFO

Casey is an accountant by trade before he co-founded a different startup to $6m in sales. Casey is the finance and compliance genius running the books at Sunday.



**Galen Brunelle** VP of Sales & Operations


Galen has a background in Engineering and Startups with a successful exit from a mobile app company where he oversaw the sales and management.

## OWN A GOLF BRAND TODAY!

If you ever dreamed of owning a golf company and you want to make golf more fun for more people, then Sunday Golf is a great opportunity for you - keep reading and you'll understand why pretty quickly...

The number of golfers in the United States increased by 48% up from 24 million in 2019, to an estimated 36 million people in 2020. We're currently at about 40 million golfers today!

Golf is **BOOMING!**

In fact, golf hasn't seen this kind of growth in over 25 years since Tiger Woods burst on the scene.

The best part is, is the golf market continues to grow.

The new golfer is different though. It is not your traditional demo

graphic any longer. They're younger, social, and prioritize fun over better scores.

One of the largest golf course management companies in the country, Kemper Sports, conducted a survey with over 24,000 golfers and found that...

- 27% of new golfers came from the 18-34 year old age group.

- Women entered the game in a big way, representing 33% of new golfers compared to the 24% industry average.

- 40% said that fun events or activities combined with golf would motivate them to play more rounds during the year.

And last year, thanks in large part to the development of venues like TopGolf and indoor golf simulators, off-course participation eclipsed on-course play for the first time ever for a total of 27.9 million people!

This has shown to create a pathway to more on-course play and created a massive opportunity to capture a new golf demo. But...



Golf is **BORING!**

Traditionally it's been stuffy, exclusionary, and elitist.

While always being marketed aspirationally as a purely performance based sport where everyone wants to grind it out to make the PGA tour someday.

Completely ignoring the 99% of non-professional/casual golfers who just want to enjoy the game, be social, and have more fun.

Keep reading to see how we're solving this problem...



Golf bags and gear for the rest of us

We're Sunday Golf - *Golf bags and gear for the rest of us.*

In that same Kemper Sports survey, only 12% of new golfers said that not shooting lower scores would prevent them from playing more.

At Sunday, we speak to that rapidly growing demo mentioned above - Casual golfers are tired of the legacy brands aspirational messaging and unbelievable performance boosting promises.

And it's been working really well....

*Forward-looking projections are not guaranteed.*

Launched in August of 2022, we've done close to $8 million of lifetime sales in under 30 months.

$2.9 million gross revenue in 2021 ($2.7M net) and $5 million gross revenue in 2022 ($4.6M net).  And we're projecting $7 million by the end of this year!

With 90% of all that revenue coming from....



A picture of golf bags by Sunday Golf

Golf bags & gear for the casual golfer.

We started with our flagship product - the Loma bag (blue bag on the left).

It was the first bag ever designed specifically for par 3 courses and is currently the leader in its category at golf galaxy.

We've since expanded the bag line with other bags of unique sizes.

But let me tell you why golf bags is such a great business opportunity...

- The golf bag market is estimated to be around $400 million in North America and $600 million globally.
- Larger brands/OEM's focus on selling golf balls and golf clubs. Our core focus is on bags.
- Golf bags are neutral, they're not gonna affect how you play one way or another. Making it a great way to promote fun and casual golf.



SOLD IN 1,200+ STORES NATIONWIDE
WHOLESALE
612
OUT OF 15,000
GOLF COURSES/ PRO SHOPS


Sunday Golf is sold at Dicks Sporting Goods, Golf Galaxy, and PGA Tour Superstore

We're sold in over 1,200 stores nationwide.

Half of that (612) being golf courses and pro shops - which they're are an estimated 14,000 golf courses nationwide so we have a lot of room to grow.

And the other half being major wholesale partners like Dicks, Golf Galaxy, and PGA Tour Superstore.

The Loma bag was voted one of the best new products at the 2022 PGA show.

Which generated a lot of press/attention from some of the largest publications in the world...



1400+ REVIEWS
38,000+ FOLLOWERS
700+ REVIEWS
LOMA BAG
708 reviews
SHOP LOMA BAG


We've got thousands of give star reviews both on Amazon and our own website.

Not to mention a very engaged community of golfers on social media who really love the bags and the kind of golf that we represent.

I believe the combination of a great product and a passionate community has allowed us to build out our wholesale footprint faster than expected...



OMNICHANNEL BUSINESS MODEL



On top of our established wholesale footprint, 50% of our business is direct to consumer via our website and another 25% coming from Amazon.

This has created a great foundation for future growth.



And although our focus in the near term is very much in golf. If we continue to execute well, there's a massive opportunity to go from serving not only the casual golfer but to serving casual athletes everywhere.

Nike but make is casual, you know?



*Forward-looking projections are not guaranteed.*

With a strong omnichannel sales mix in place any adding on other sales channels such as international distribution and corporate gifting, our projections to get to $20 million, or to put it another way - 4.4% of the $450 million dollar golf bag market by 2027 is very realistic.







WE ARE SEEKING
$1.235M ON A $15M VALUATION
18 MONTHS CAPITAL ALLOCATION
6%
16%
47%
31%
Key Sales & Marketing Hires: $585,000.00
Marketing: $385,000.00
Inventory + Product Development: $190,900.00
WeFunder Fee: $74,100.00
Total Capital Raised: $1,235,000.00

If you've ever dreamed of owning a golf company and you're excited about the massive opportunity we have to make golf more fun for more people - then we invite you to invest and join the Sunday Golf movement today!



OWN A GOLF BRAND
INVEST NOW